Abbott Laboratories (ABT)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

ABT Shareholder since 2018

Please Vote For Proposal 4 – Special Shareholder Meeting Improvement

In response to this proposal it is important for Abbott Laboratories management to clarify whether only shareholders of record are now qualified to contribute to the 20% of all shares outstanding needed to call for a special shareholder meeting.

Proposal 4 does not ask to the limit this important right to a select group of shareholders. If only a select group of shareholders are now qualified then shares owned through a stockbroker would be excluded from this important right.

The Abbott record holders may only hold 40% of ABT stock outstanding. If so it would take a 50% effort from these record holder only shares to equal 20% of the ABT total voting power to merely call for a special shareholder meeting.

Thus the current face value of a 20% effort to call a special shareholder meeting might in reality be a 50% effort which would be a majority from a select group of shareholders. A requirement for a majority from a select group would not be not much of a right compared to the face value of 20%.

Abbott management should clarify the point on whether only record holders can now participate in formally calling for a special shareholder meeting. Shareholders would then be able to make a more informed decision.

Please Vote For Proposal 4 – Special Shareholder Meeting Improvement

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.